Sequential Brands Group, Inc.

1065 Avenue of the Americas, 30th Floor

New York, NY 10018

Phone: 646.564.2577

November 15, 2013

VIA EDGAR SUBMISSION AND ELECTRONIC MAIL

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn.: Ruairi Regan and James Lopez

Re:	Sequential Brands Group, Inc.

Registration Statement on Form S-1 (File No. 333-191435)

Initially Filed on September 27, 2013 (CIK No. 0000791770)

Ladies and Gentlemen:

Sequential Brands Group, Inc. (the “Company,” “we” or “our”) is in receipt of the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on our above-referenced Registration Statement on Form S-1, File No. 333-191435 (the “Registration Statement”) contained in the Staff’s letter, dated October 17, 2013 (the “Comment Letter”). We transmit herewith for review by the Staff Amendment No. 1 to the Registration Statement (the “Amendment”). We are also forwarding a copy of this letter and a copy of the Amendment marked against the Registration Statement via e-mail.

Set forth below is our response to the comments in the Comment Letter. For ease of reference, the comments contained in the Comment Letter are printed below in bold-face type and are followed by our response.

General

1.	We note the relative size of the offering to your outstanding shares held by non-affiliates, the relationship of certain of the selling shareholders to you and the date of the investment transaction. Please advise us why you believe the registration statement is not for a resale of securities in an offering “by or on behalf of the issuer” for purposes of Rule 415 of Regulation C. Under that rule, equity securities offered by or on behalf of the registrant cannot be sold in an “at the market offering” unless the offering comes within paragraph (a)(1)(x) of Rule 415. As you may not register a primary at the market offering on Form S-1, you would have to include a price for the shares and disclose that the selling shareholders are underwriters that will conduct their offering at a fixed price for the duration of the offering. Refer to Securities Act Rule CDI 612.09 for guidance.

Response:

For the reasons set forth below, the Company respectfully submits that the offering to be registered pursuant to the Registration Statement is eligible to be made on a shelf basis under Rule 415(a)(1)(i) and is a valid secondary offering and not an indirect primary offering in which the selling stockholders would be deemed “underwriters” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”). As a preliminary matter, the Company wishes to note—as more fully described below—that none of the selling stockholders, including Tengram Capital Partners Gen2 Fund, L.P. (“Tengram”), the largest stockholder of the Company named in the Registration Statement, is a conduit for the Company and that each such selling stockholder purchased its shares for its own account and not with a view toward, or for resale in connection with, the public sale or any distribution thereof.

In addition, the Company notes that, in an effort to respond to the Staff’s comment, the Company and Tengram have decided to reduce the number of shares offered pursuant to the Registration Statement by 6,514,416 shares, reflecting Tengram’s decision to withdraw its shares from the Registration Statement. The Amendment reflects this reduction in the number of shares to be registered for sale by the selling stockholders listed therein to 10,402,322 shares, a reduction of approximately 38.5%.

In determining whether an offering styled as a secondary offering is actually an indirect primary offering, the Staff has stated that consideration shall be given to the following six factors set forth in Question 612.09 of the Compliance and Disclosure Interpretations (“CDIs”):

1.	the length of time that each of the selling stockholders has held its shares of common stock of the Company;

2.	the circumstances surrounding the acquisition by the selling stockholders of their respective shares of common stock of the Company;

3.	the relationship between the selling stockholders and the Company;

4.	the amount of shares being registered;

5.	whether the selling stockholders are in the business of underwriting securities; and

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6.	whether under all the circumstances it appears that the selling stockholders should be deemed to be acting as a conduit for the Company.

As an initial matter, the Staff’s interpretation of Rule 415 significantly impacts a selling stockholder’s ability to sell the common stock registered on the Registration Statement. Because mischaracterizing an offering as “by or on behalf of the issuer” can have such a chilling effect on the ability of smaller reporting companies—such as the Company—to raise capital, the Company respectfully submits that, per the analysis presented below, the Staff should not re-characterize the secondary offering pursuant to the Registration Statement as being “by or on behalf of an issuer.”

1.	Length of Time That the Selling Stockholders Have Held the Shares

Mr. Yehuda Shmidman, the chief executive officer of the Company, and Buckingham Capital Management, Inc. (“Buckingham”) acquired their shares included in the Registration Statement in a private placement transaction conducted in accordance with Regulation D promulgated under the Securities Act, which closed on January 9, 2013 (the “January PIPE”). Each of the remaining selling stockholders named in the Amendment acquired its shares of common stock included therein in private placement transactions conducted in accordance with Regulation D promulgated under the Securities Act, which closed on July 26, 2013 (the “July PIPE” and, together with the January PIPE, the “PIPE Transactions”). In connection with the PIPE Transactions, the selling stockholders received registration rights for the shares listed in the Registration Statement. These registration rights do not by themselves evidence an intent by the selling stockholders to distribute the shares to the public, and the Company has no reason to believe that the selling stockholders intend to immediately sell the shares once the Registration Statement is declared effective. The selling stockholders acquired the shares in negotiated, arms-length transactions.

As of the date hereof, none of the selling stockholders listed in the Registration Statement held its shares for less than three and a half months and Mr. Shmidman and Buckingham have, in fact, held their shares for approximately ten months. In addition, the Staff’s ongoing review of the Company’s Registration Statement is likely to extend these holding periods.

The safe harbor provided by Rule 144 promulgated under the Securities Act indicates that a holding period of six months is sufficient for a non-affiliate stockholder to evidence investment intent and to avoid being characterized as an “underwriter,” provided that the issuer has provided current information to the public by filing reports with the Commission. However, the Commission has recognized that shorter holding periods do not negate investment intent, and regularly permits issuers to register privately issued shares for resale promptly following, or even prior to, the closing of private placement transactions. Question 139.11 of the CDIs, dated November 26, 2008, states that a company in a PIPE transaction will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities . . . to the investor, and the investor is at market risk at the time of filing of the resale registration statement. . . . The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.

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This interpretation indicates that the existence of registration rights and a short time between the issuance of the shares and the filing date of the Registration Statement do not preclude the offering from being secondary in nature, because the private placement of the shares to the selling stockholders occurred prior to filing the Registration Statement and the selling stockholders bore market risk at the time of filing the Registration Statement.

Moreover, given the historically limited trading volume for the Company’s common stock, as a practical matter, the selling stockholders will continue to bear the market risk of a significant portion of their investment for a more extended period of time than would be the case for a more actively traded security. With an average daily trading volume of approximately 2,400 shares per trading day (calculated over a 3 month period), it would take the selling stockholders over 4,300 trading days to sell only the 10,402,322 shares of common stock included on the Amendment, assuming that the selling stockholders are the only sellers of the Company’s common stock in the market. Even assuming the selling stockholders were to sell shares at this volume, it would likely trigger a reduction in sale price, which would provide an incentive for the selling stockholders to continue to hold their shares. As a result, it is unlikely that the selling stockholders would purchase such a large number of shares with the intent of effecting a distribution. Put simply, the relatively thin trading in the common stock would render any attempt to distribute the shares impractical, and the resulting lengthy holding period needed to liquidate, even if the selling stockholders wished to do so, supports the conclusion that the selling stockholders are not acting as underwriters.

2.	Circumstances Surrounding the Acquisition by the Selling Stockholders of the Shares

As discussed above, each of the selling stockholders acquired their respective shares of the Company’s common stock in negotiated, arms-length transactions. The PIPE Transactions were bona fide private placement transactions of the Company’s common stock conducted on an arms-length basis to “accredited investors” as defined in Rule 501 of Regulation D promulgated under the Securities Act. The terms of the PIPE Transactions were approved by all of the members of the Company’s board of directors and, except as noted above for Mr. Shmidman and discussed below for Mr. Gossett, the selling stockholders have no relationship with the Company except for ownership of the Company’s common stock purchased in the PIPE Transactions. The shares of the common stock were sold by the Company to raise funds for working capital and general corporate purposes and to fund various acquisitions. The Company previously received the proceeds of the sale of the Company’s common stock in the PIPE Transactions and will not receive any consideration from the subsequent sale of the shares of common stock by the selling stockholders.

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The purchase agreements entered into in connection with the PIPE Transactions contained representations by each selling stockholder that it was acquiring the shares of the Company’s common stock for its own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of such shares of common stock. Each selling stockholder made a decision to invest in the Company and has borne the market risk of ownership of shares of the Company’s common stock since its participation in the PIPE Transactions. The Company is neither aware of any evidence that would indicate that these specific representations were false nor aware of any evidence that the selling stockholders have any plan to act in concert to effect the sale and distribution of their respective shares. The Company is similarly unaware of any evidence that would indicate that such a sale and distribution would occur if the Registration Statement is declared effective.

Accordingly, the Company respectfully submits that there is nothing about the circumstances of the PIPE Transactions that indicates that such transactions were anything other than bona fide private placements of shares to sophisticated investors designed to meet the Company’s immediate and longer-term funding requirements.

3.	Relationship between the Selling Stockholders and the Company

As previously mentioned, the shares held by Tengram, the Company’s largest stockholder, are no longer included in the Amendment. The shares remaining and included in the Amendment are held by selling stockholders, the majority of which are non-affiliates of the Company. With the exception of Mr. Gossett and Mr. Shmidman, none of the selling stockholders have any representatives on the Company’s board of directors, any right thereto or the ability to exert any control on the affairs or management of the Company. None of the selling stockholders have any underwriting relationship with the Company.

Buckingham and BlackRock U.S. Opportunities Portfolio, a series of BlackRock Funds (“BlackRock Fund”) each own more than 5% of the Company’s issued and outstanding shares. However, BlackRock Fund holds less than 10% of such shares, and Buckingham holds only slightly over 10% of such shares. Irrespective of the number of shares held by Buckingham and BlackRock Fund, neither Buckingham nor BlackRock Fund have the power to direct the management and policies of the Company, whether through the ownership of voting securities, by contract, or otherwise.

Mr. Shmidman is the chief executive officer and a member of the board of directors of the Company. He has been in possession of his shares for over ten months as of the date hereof. Mr. Al Gossett is also a member of the board of directors. Mr. Shmidman is registering 11,111 shares, while Mr. Gossett is registering 109,091 shares. Although Mr. Shmidman and Mr. Gossett may be considered affiliates of the Company, their portion of the Registration Statement amounts to an aggregate of 120,202 shares, approximately 1% of the 10,402,322 total shares being registered on the Amendment, and less than 0.5% of the Company’s 25,039,654 issued and outstanding shares as of November 14, 2013. Mr. Shmidman’s and Mr. Gossett’s motivations for registration of their respective shares are for personal financial reasons and not for any other reasons. Should a sale occur, none of the proceeds would be used by the Company.

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The registration rights granted to the selling stockholders are customary registration rights granted in private placement transactions like the PIPE Transactions and were negotiated by the selling stockholders and the Company on an arms-length basis. The Company granted registration rights to the participants in the PIPE Transactions to meet market expectations and to facilitate successful capital raising transactions. None of the selling stockholders are acting on behalf of the Company with respect to the shares of the Company’s common stock being registered for resale under the Registration Statement, and the Company will not receive any of the proceeds from any resale of such shares by the selling stockholders under the Registration Statement.

4.	Amount of Shares Being Registered

The Amendment seeks to register 10,402,322 shares of the Company’s common stock following the decision by Tengram to withdraw its shares from the Registration Statement. This reduction reflects the Company’s interest in working with the Staff to effect the registration of the selling stockholders’ shares pursuant to the Company’s contractual obligations under the registration rights agreements entered into in connection with the PIPE Transactions as expeditiously as possible.

As discussed herein, in addition to a reduction in the size of the offering, none of the selling stockholders purchased their shares with a view to distribution. Pursuant to Rule 100(b) of Regulation M, a “distribution” is “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods” (emphasis added). There is nothing to suggest that the selling stockholders would conduct road shows or otherwise take any action to “prime” the market for the potential resale of their respective shares.

The Company would also draw the Staff’s attention to the interpretative position articulated in CDI 612.12, which contemplates a scenario where a holder of 73% of the outstanding shares of common stock of a company would be able to effect a valid secondary offering. The interpretation states, in relevant part:

A controlling person of an issuer owns a 73% block. That person will sell the block in a registered “at-the-market” equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).

In this case, the selling stockholders, the majority of whom are not affiliates of the Company, own approximately 40% of the Company’s issued and outstanding shares. This interpretation supports the Company’s belief that the selling stockholders can effect a valid secondary offering.

5.	Whether the Selling Stockholders Are in the Business of Underwriting Securities

Section 2(a)(11) of the Securities Act defines the term “underwriter” as:

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any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking.

None of the selling stockholders are in the business of underwriting securities, and with the exception of Buckingham, BlackRock Fund and Siguler Guff Small Buyout Opportunities Fund II, LP (“Siguler”), none are broker-dealers or affiliates of broker-dealers engaged in the business of buying and selling securities for its own account or effecting transactions in securities for the accounts of others. Each of Buckingham, BlackRock Fund and Siguler have affirmatively represented to the Company that it acquired its respective shares of the Company’s common stock in the ordinary course of business and, at the time of the purchase of the Company’s common stock included on the Amendment, had no agreements or understandings, directly or indirectly, with any person to distribute the Company’s common stock. This representation is affirmatively stated in the Amendment.

As discussed above, each of the selling stockholders represented to the Company that it was acquiring the shares of the Company’s common stock for its own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of such shares of common stock. The Company will not receive any of the proceeds from the sale of any shares by the selling stockholders.

6.	Whether the Totality of Facts and Circumstances Suggests that the Selling Stockholders Are Acting as a Conduit for the Company

As the facts and analysis provided above demonstrate, the selling stockholders are not engaging in a distribution of the Company’s common stock, but have rather acquired the Company’s common stock for their own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Company’s common stock. The Company further notes that none of the selling stockholders are in the business of underwriting securities, and the majority of shares being registered on the Registration Statement are owned by non-affiliates of the Company. Based on the totality of facts and circumstances, the Company respectfully submits that none of the selling stockholders are acting as a conduit for the Company and the offering of the Company’s common stock is properly regarded as a valid secondary offering.

Selling Stockholders, page 15

2.	Please advise us whether any of the selling shareholders who are not natural persons are broker dealers or affiliates of broker dealers. For each affiliate of a broker dealer disclose, if true, that the seller purchased the securities in the ordinary course of business and at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Otherwise, disclose that the seller is an underwriter.

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Response:

With the exception of Buckingham, BlackRock Fund and Siguler, none of the selling stockholders who are not natural persons are broker-dealers or affiliates of broker-dealers. Buckingham, BlackRock Fund and Siguler are each affiliates of broker-dealers but have represented to the Company that each acquired its respective shares for its own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Company’s common stock. Furthermore, Buckingham, BlackRock Fund and Siguler affirmatively represented to the Company that they have purchased their respective shares of the Company’s common stock in the ordinary course of business and, at the time of the purchase of the securities to be resold, had no agreements or understandings, directly or indirectly, with any person to distribute such shares of the Company’s common stock.

Selling Stockholders, page 15

3.	Please identify the natural person or persons who, directly or indirectly, exercise sole or shared voting and/or investment powers with respect to the shares held in the name of Buckingham Capital Management, Inc. and Siguler Guff Small Buyout Opportunities Fund II, LP.

Response:

In accordance with the Staff’s comments, we are revising the Selling Stockholder section of the prospectus to identify the natural person(s) with voting and investment control over the shares held by Buckingham and Siguler.

Part II – Information Not Required in Prospectus, page II-1

Item 17. Undertakings, page II-2

4.	Please provide the undertaking required by Item 512(h) of Regulation S-K.

Response:

In accordance with the Staff’s comments, we are providing the undertakings set forth in Item 512(h) of Regulation S-K in the Amendment.

*      *      *

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We appreciate the opportunity to respond to your comments. Please do not hesitate to contact us directly at (646) 564-2577 with any questions or comments regarding this letter.

Sincerely,

/s/ Yehuda Shmidman
Name: Yehuda Shmidman
Title: Chief Executive Officer, Sequential Brands Group, Inc.

cc:	Gary Klein, Chief Financial Officer

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